Filed by Rattler Midstream LP Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Rattler Midstream LP Commission File No.: 001-38919 Date: July 14 2022 Rattler Midstream LP, a Subsidiary of Diamondback Energy, Inc., Schedules Second Quarter 2022 Earnings Announcement for August 3, 2022 Midland, TX (July 14, 2022) – Rattler Midstream LP (NASDAQ: RTLR) (“Rattler”), a subsidiary of Diamondback Energy, Inc. (NASDAQ: FANG) (“Diamondback”), today announced that it plans to release second quarter 2022 financial results on August 3, 2022 after the market closes. Due to the pending merger between Diamondback and Rattler, Rattler will not host an earnings call for the second quarter 2022 nor hold an investor presentation. IMPORTANT INFORMATION FOR INVESTORS; ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is for information purposes only does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the pending merger, Diamondback has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes an information statement that also constitutes a prospectus of Diamondback. Each of Rattler and Diamondback have also filed other relevant documents with the SEC regarding the pending merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS OF RATTLER AND DIAMONDBACK ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER. Investors and security holders are able to obtain free copies of these documents and other documents containing important information about Rattler and Diamondback through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Rattler are available free of charge on Rattler’s website at https://www.rattlermidstream.com under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Diamondback are available free of charge on Diamondback’s website at https://www.diamondbackenergy.com under the tab “Investors” and then under the heading “Financial Information.”

PARTICIPANTS IN THE SOLICITATION Rattler, Diamondback, the directors and executive officers of the General Partner and Diamondback, as applicable, and certain other persons may be deemed to be participants in the solicitation of proxies and consents in respect of the pending merger. Information regarding the directors and executive officers of the General Partner is available in Rattler’s annual report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 24, 2022. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2022 annual meeting, filed with the SEC on April 28, 2022, and in Diamondback’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 24, 2022. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the information statement/prospectus and other relevant materials filed with the SEC. Investors should read the information statement/prospectus carefully before making any investment decisions. You may obtain free copies of these documents from Rattler or Diamondback using the sources indicated above. About Rattler Midstream LP Rattler Midstream LP is a Delaware limited partnership formed by Diamondback Energy to own, operate, develop and acquire midstream and energy-related infrastructure assets. Rattler owns crude oil, natural gas and water-related midstream assets in the Permian Basin that provide services to Diamondback Energy and third party customers under primarily long-term, fixed-fee contracts. For more information, please visit www.rattlermidstream.com. About Diamondback Energy, Inc. Diamondback is an independent oil and natural gas company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. For more information, please visit www.diamondbackenergy.com. Investor Contact: Adam Lawlis +1 432.221.7467 alawlis@rattlermidstream.com # # #